UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

_____

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) **October 28, 2003**

MIM Corporation
(Exact Name of Registrant as Specified in its Charter)

Delaware	**0-28740**	**05-0489664**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 Clearbrook Road, Elmsford, New York	**10523**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **(914) 460-1600**

_____
(Former Name or Former Address, if Changed Since Last Report)

Item 7. Financial Statements and Exhibits.

(c) Exhibits. The following Exhibit is filed with this Report:

Exhibit   Description of Exhibit

99.1   Press Release issued by MIM Corporation on October 28, 2003

Item 9. Regulation FD Disclosure.

This press release dated October 28, 2003, which announces earnings for our third quarter includes "non-GAAP financial meaures" as defined by SEC rules.

The Tables of Reconciliation presented in our third quarter press release demonstrate the differences between the non-GAAP financial measures and the most directly comparable GAAP measures. As required by Regulation G, the Company has provided a quantitative comparison between the GAAP and disclosed non-GAAP financial measures. The non-GAAP measures presented provide important insight into the ongoing operations and a meaningful comparison of revenue, gross profit, selling, general and administrative expenses, operating income, net income and earnings per share.

We believe that meaningful analysis of our financial performance requires an understanding of the factors underlying that performance and our judgments about the likelihood that particular factors will repeat. For this reason, we believe that investors may find it useful to see the financial results without the effects of TennCare, related restructuring and tax rate changes.

In accordance with the procedural guidance in SEC Release No. 33-8216, the information in this Form 8-K and the Exhibit attached hereto is being furnished under "Item 9. Regulation FD Disclosure" rather than under "Item 12. Disclosure of Results of Operations and Financial Condition."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

Date: October 28, 2003   MIM CORPORATION

                                              By: /s/ James S. Lusk
                                                  James S. Lusk, Executive Vice President
                                                  and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Press Release issued by MIM Corporation on October 28, 2003